Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated May 1, 2026, and each included in this Post-Effective Amendment No. 104 to the Registration Statement (Form N-1A, File No. 002-53038) of Voya Government Money Market Portfolio (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 25, 2026, with respect to Voya Government Money Market Portfolio (the “Portfolio”) (the portfolio comprising Voya Government Money Market Portfolio) included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2025, into this Registration Statement filed with the Securities and Exchange Commission.

Boston, Massachusetts

April 27, 2026